Mail Stop 4561

June 27, 2007

Thomas Massie
President and Chief Executive Officer
Bridgeline Software, Inc.
10 Sixth Road
Woburn, Massachusetts 01801

> Re: **Bridgeline Software, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed on June 21, 2007**
> **File No. 333-139298**

Dear Mr. Massie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Management's Discussion and Analysis, page 32

Stock-Based Compensation, page 39

1.   In the first paragraph on page 40, you have added disclosure that in performing your fair value analysis, you utilized a "financial consultant with significant experience" in this area. Additionally, you state in the next sentence that you used "input and market data from an independent third party firm experienced with the valuation concepts…." This disclosure suggests that the valuations were "reviewed or passed upon" by independent experts in this area, within the meaning of Rule 436(b). We refer you to comment 9 of our letter dated June 15, 2007, in which we made a similar observation. Please remove these references to persons experienced in this area, or name these persons and file appropriate consents as exhibits to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

Please address all comments to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (781) 622-5933
Carl F. Barnes, Esq.
Morse, Barnes-Brown & Pendleton, P.C.